EXHIBIT 12
HSBC USA INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Three Months Ended March 31,
	2014	2013
	(dollars are in millions)
Ratios excluding interest on deposits:
Income (loss) from continuing operations	$104	$183
Income tax expense	149	125
Less: Undistributed equity earnings	—	—
Fixed charges:
Interest on:
Borrowed funds	9	9
Long-term debt	170	167
Others	12	16
One third of rents, net of income from subleases	7	9
Total fixed charges, excluding interest on deposits	198	201
Earnings from continuing operations before taxes and fixed charges, net of undistributed equity earnings	451	509
Ratio of earnings to fixed charges	2.28	2.53
Total preferred stock dividend factor(1)	$30	$30
Fixed charges, including the preferred stock dividend factor	$228	$231
Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	1.98	2.20
Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$198	$201
Add: Interest on deposits	35	43
Total fixed charges, including interest on deposits	$233	$244
Earnings from continuing operations before taxes and fixed charges, net of undistributed equity earnings	$451	$509
Add: Interest on deposits	35	43
Total	$486	$552
Ratio of earnings to fixed charges	2.09	2.26
Fixed charges, including the preferred stock dividend factor	$228	$231
Add: Interest on deposits	35	43
Fixed charges, including the preferred stock dividend factor and interest on deposits	$263	$274
Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	1.85	2.01

(1)	Preferred stock dividends grossed up to their pretax equivalents.